                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                         Atlantic Premium Brands, Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   048263 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2001
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [x]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 048263 10 7                  13G                     PAGE 2 OF 6 PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

          Alan F. Sussna
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [ ]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

          U.S.A.
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

     Shares                        720,412
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   9,803
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        720,412
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With                    9,803
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

          730,215
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

          10.16%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

          IN
--------------------------------------------------------------------------------

CUSIP NO. 048263 10 7                  13G                     PAGE 3 OF 6 PAGES
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

Item 1(a).      Name of Issuer:

                              Atlantic Premium Brands, Ltd.

Item 1(b).      Address of Issuer's Principal Executive Offices:

                              650 Dundee Road, Suite 370
                              Northbrook, IL 60062

Item 2(a).      Name of Person Filing:

                              Alan F. Sussna

Item 2(b).      Address of Principal Business Office or, if None, Residence:

                              650 Dundee Road, Suite 370
                              Northbrook, IL 60062

Item 2(c).      Citizenship:

                              U.S.A.

Item 2(d).      Title of Class of Securities:

                              Common Stock, par value $0.01 per share

Item 2(e).      CUSIP Number:

                              048263 10 7

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

                              Not applicable.

Item 4.         Ownership:

                (a)   Amount beneficially owned:

                              730,215

CUSIP NO. 048263 10 7                  13G                     PAGE 4 OF 6 PAGES
--------------------------------------------------------------------------------

                (b)   Percent of Class:

                              10.16%

                (c)   Number of shares as to which such person has:

                      (i)     sole power to vote or to direct the vote:

                              720,412

                      (ii)    shared power to vote or to direct the vote:

                              9,803

                      (iii) sole power to dispose or to direct the disposition of:

                              720,412

                      (iv) shared power to dispose or to direct the disposition of:

                              9,803

Item 5.         Ownership of Five Percent or Less of a Class.

                              Not Applicable.

Item 6.         Ownership of More than Five Percent on Behalf of Another Person.

                The information provided in Item 4 as of December 31, 2001 includes 175,528 shares held by Mr. Sussna as trustee of the Alan F. Sussna Trust, a trust of which he is the beneficiary and has the power to revoke, and includes 9,803 shares held by Mr. Sussna's wife, Brenda B. Sussna, as trustee of the Brenda B. Sussna Trust, a trust of which she is the beneficiary and has the power to revoke. As a result, Mr. Sussna's wife has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 9,803 shares. The information provided in Item 4 also includes 500,000 shares underlying currently exercisable options or options exercisable within 60 days, which options are held by Mr. Sussna as trustee of the Alan F. Sussna Trust, and 44,884 shares directly held by Mr. Sussna.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

                              Not Applicable.

CUSIP NO. 048263 10 7                  13G                     PAGE 5 OF 6 PAGES
--------------------------------------------------------------------------------

Item 8.         Identification and Classification of Members of the Group.

                              Not Applicable.

Item 9.         Notice of Dissolution of Group.

                              Not Applicable.

Item 10.        Certifications.

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 048263 10 7                  13G                     PAGE 6 OF 6 PAGES
--------------------------------------------------------------------------------

      After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2002


                                             /s/ Alan F. Sussna
                                        ----------------------------------------
                                        Alan F. Sussna, President and Chief
                                        Executive Officer